

Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 49-III dated December 17, 2007

Term Sheet to
Product Supplement No. 49-III
Registration Statement No. 333-130051
Dated April 4, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
98% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due April 14, 2009

General

- The notes are designed for investors who seek exposure to the appreciation of an equally weighted basket of four currencies relative to the U.S. dollar from the pricing date through and including the final Ending Averaging Date. Investors should be willing to forgo interest payments while seeking 98% principal protection at maturity (2% of your initial principal amount is at risk).
- Cash payment at maturity of $980 plus the Additional Amount, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 14, 2009†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about April 9, 2008†† and are expected to settle on or about April 14, 2008.

Key Terms

Basket: An equally weighted basket of four currencies (each a "Basket Currency," and together, the "Basket Currencies") that measures the performance of the Basket Currencies relative to the U.S. dollar (the "Basket").

Basket Currency Weights: The following table sets forth the Basket Currencies, the Starting Spot Rate† for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:

Basket Currency	Starting Spot Rate*	Reuters Page	Percentage Weight of Basket
Indonesian Rupiah (IDR)		ABSIRFIX01	25%
Malaysian Ringgit (MYR)		ABSIRFIX01	25%
Philippine Peso (PHP)		PDSPESO**	25%
Singapore Dollar (SGD)		ABSIRFIX01	25%

* The Starting Spot Rate for each Basket Currency will be equal to one divided by the amount of such Basket Currency per U.S. Dollar and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by either applicable intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-3 of this term sheet.

** To the right of the caption "AM WT AVE"

Reference Currency: The U.S. dollar

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $980 plus the Additional Amount, which may be zero.

Partial Principal Protection Percentage: 98% principal protection (2% of your initial principal amount is at risk).

Additional Amount: The "Additional Amount" per $1,000 principal amount note paid at maturity will equal:

(1) if the Ending Basket Level is greater than the Upper Knock-In Level:

($1,000 x Knock-In Rate) + [$1,000 x (Basket Return – Knock-In Rate) x Participation Rate];

(2) if the Ending Basket Level is greater than or equal to the Lower Knock-In Level and less than or equal to the Upper Knock-In Level, ($1,000 x the Knock-In Rate); or

(3) if the Ending Basket Level is less than the Lower Knock-In Level, zero.

Even if the Basket Return is positive, you will lose 2% of your initial investment at maturity if the Ending Basket Level is less than the Lower Knock-In Level.

Participation Rate: At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.

Knock-In Rate: At least 10%. The actual Knock-In Rate will be determined on the pricing date and will not be less than 10%.

Lower Knock-In Level: 103

Upper Knock-In Level: At least 110. The actual Upper Knock-In Level will be determined on the pricing date and will not be less than 110.

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date, which is expected to be on or about March 10, 2008.

Ending Basket Level: The arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates.

Basket Closing Level: The Basket Closing Level on any currency business day will be calculated as follows:

100 x [1 + (IDR Return * 1/4) + (MYR Return * 1/4) + (PHP Return * 1/4) + (SGDReturn * 1/4)]

Each of the IDR Return, MYR Return, PHP Return and SGD Return reflects the performance of the respective Basket Currency, expressed as a percentage, from the Starting Spot Rate of the respective Basket Currency to the Spot Rate of such Basket Currency on such currency business day. The Spot Rate of each Basket Currency on a given date is equal to one divided by the applicable amount reported by Reuters Group PLC on page ABSIRFIX01 (for the IDR Return, the MYR Return and the SGD Return) or page PDSPESO (for the PHP Return), as applicable, at approximately 11:00 a.m., New York City time, on such date (each a "Spot Rate"), and is expressed as one divided by the amount of Basket Currency per one Reference Currency.

For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 49-III.

Ending Averaging Dates†: April 3, 2009, April 6, 2009, April 7, 2009, April 8, 2009 and April 9, 2009

Maturity Date†: April 14, 2009

CUSIP: 48123MR46

† Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 49-III.

†† The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under "Selected Purchase Considerations — Taxed as Short-Term Debt Instruments."

Investing in the 98% Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 49-III and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 49-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 4, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-III dated December 17, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 49-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 49-III dated December 17, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005420/e29564_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Indonesian Rupiah, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Jakarta, Indonesia and Singapore, (ii) with respect to the Malaysian Ringgit, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Kuala Lumpur, Malaysia and Singapore, (iii) with respect to the Philippine Peso, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Manila, Philippines and (iv) with respect to the Singapore Dollar, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Singapore.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 100%, a Knock-In Rate of 10% and an Upper Knock-In Level of 110. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth on the below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below and the graph and examples on the following page have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Knock-In Rate	(Basket Return – Knock-In Rate) x Participation Rate (100%)	Additional Amount		98% of Principal		Payment at Maturity
180.00	80.00%	10.00%	70.00%	$800.00	+	$980.00	=	$1,780.00
170.00	70.00%	10.00%	60.00%	$700.00	+	$980.00	=	$1,680.00
160.00	60.00%	10.00%	50.00%	$600.00	+	$980.00	=	$1,580.00
150.00	50.00%	10.00%	40.00%	$500.00	+	$980.00	=	$1,480.00
140.00	40.00%	10.00%	30.00%	$400.00	+	$980.00	=	$1,380.00
130.00	30.00%	10.00%	20.00%	$300.00	+	$980.00	=	$1,280.00
120.00	20.00%	10.00%	10.00%	$200.00	+	$980.00	=	$1,180.00
115.00	15.00%	10.00%	5.00%	$150.00	+	$980.00	=	$1,130.00
110.00	10.00%	10.00%	N/A	$100.00	+	$980.00	=	$1,080.00
105.00	5.00%	10.00%	N/A	$100.00	+	$980.00	=	$1,080.00
103.00	3.00%	10.00%	N/A	$100.00	+	$980.00	=	$1,080.00
102.00	2.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
100.00	**0.00%**	**N/A**	**N/A**	**$0.00**	**+**	**$980.00**	**=**	**$980.00**
90.00	-10.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
80.00	-20.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
70.00	-30.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
60.00	-40.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
50.00	-50.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
40.00	-60.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
30.00	-70.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00
20.00	-80.00%	N/A	N/A	$0.00	+	$980.00	=	$980.00



98% Principal Protected Notes Payment at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 102.

Because the Ending Basket Level of 102 is less than the Lower Knock-In Level of 103, the final payment per $1,000 principal amount note at maturity is $980 (reflecting a loss of 2% of principal).

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than or equal to the Lower Knock-In Level of 103 and less than or equal to the Upper Knock-In Level of 110, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,080 per $1,000 principal amount note, calculated as follows:

$$\$980 + (\$1,000 \times 10\%) = \$1,080$$

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Upper Knock-In Level of 110, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,180 per $1,000 principal amount note, calculated as follows:

$$\$980 + (\$1,000 \times 10\%) + (\$1,000 \times [(20\%-10\%] \times 100\%) = \$1,180$$

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Ending Basket Level of 80 is less than the Lower Knock-In Level of 103, the final payment per $1,000 principal amount note at maturity is $980 (reflecting a loss of 2% of principal).

Selected Purchase Considerations

- **PRESERVATION OF 98% OF YOUR PRINCIPAL AT MATURITY** — You will receive at least 98% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — If the Ending Basket Level is greater than or equal to the Lower Knock-In Level of 103, at maturity, for each $1,000 principal amount note, in addition to $980, you will receive a payment equal to $100 ($1,000 x Knock-In Rate of 10%*), for a total payment at maturity of $1,080. If the Ending Basket Level is greater than the Upper Knock-In Level of 110*, at maturity, for each $1,000 principal amount note, in addition to the $1,080 payment described above, you will receive a further payment equal to [$1,000 x (Basket Return – 10%*) x Participation Rate**].
  * The Knock-In Rate and the Upper Knock-In Level will be determined on the pricing date and will not be less than 10% and 110, respectively.

  ** The Participation Rate will be determined on the pricing date and will not be less than 100%.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate in a potential increase in the value of the Basket during the period from the pricing date through and including the final Ending Averaging Date. The Basket derives its value from an equally weighted group of currencies consisting of the Indonesian Rupiah, the Malaysian Ringgit, the Philippine Peso and the Singapore Dollar.

- **TAXED AS SHORT-TERM DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 49-III. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that, although not entirely free from doubt, the notes will be treated as "short-term" debt instruments. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in product supplement 49-III and will be based on certain factual representations to be received from us on or prior to the pricing date. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

- **YOUR INVESTMENT MAY RESULT IN A 2% LOSS AT MATURITY** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether the Ending Basket Level is less than, or greater than or equal to the Lower Knock-In Level, and in the latter case, whether, and the extent to which, the Ending Basket Level is also greater than the Upper Knock-In Level. The Ending Basket Level must be at least 103% of the Starting Basket Level for you to receive more than 98% of the principal amount of your notes at maturity. **Accordingly, you could lose up to $20 for each $1,000 principal amount note that you invest in.**

- **EVEN IF THE BASKET RETURN IS POSITIVE, THE NOTES MIGHT NOT PAY MORE THAN 98% OF THE PRINCIPAL AMOUNT AT MATURITY** —If The Ending Basket Level is less than the Lower Knock-In Level of 103, you will receive only 98% of the principal amount of your notes at maturity, **even if the Basket Return is positive but less than 3%.** If the Ending Basket Level does not exceed the Lower Knock-In Level of 103, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Lower Knock-In Level at some time during the term of the notes but later falls below the Lower Knock-In Level on any of the Ending Averaging Dates. Because the Ending Basket Level will be calculated based on the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near any of the Ending Averaging Dates. **You will receive no more than $980 for each $1,000 principal amount note at maturity if the Basket Return is less than 3%.**

- **CURRENCY MARKET RISK** — Any positive Basket Return of more than 3% will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.

- **CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the Indonesian Rupiah, the Malaysian Ringgit, the Philippine Peso and the Singapore Dollar relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Indonesia, Malaysia, the Philippines and Singapore. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Singapore Dollar may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Philippine Peso.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies exceeds that reflected in the publicly available information, each affected Basket Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Currencies and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Basket Currencies' countries and in the United States;
  - the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
  - changes in correlation between the Basket Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. dollar;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING** — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under "Selected Purchase Considerations — Taxed as Short-Term Debt Instruments" above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The first four graphs on the below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) from January 3, 2003 through March 28, 2008. The exchange rates of the Indonesian Rupiah, the Malaysian Ringgit, the Philippine Peso and the Singapore Dollar, at approximately 11:00 a.m., New York City time, on April 3, 2008 were 9215, 3.1885, 41.61 and 1.387, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first four graphs on the following page.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through March 28, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 11:00 a.m., New York City time that would be derived from the applicable Reuters page.











JPMorgan Structured Investments —
98% Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

TS- 4

The Spot Rates of the Indonesian Rupiah, the Malaysian Ringgit, the Philippine Peso and the Singapore Dollar, at approximately 11:00 a.m., New York City time, on April 3, 2008, were 0.00011, 0.31363, 0.02403 and 0.72098, respectively, calculated in the manner set forth under "Key Terms — Basket Closing Level" on the cover of this term sheet.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket will result in a payment at maturity in excess of $980 per $1,000 principal amount note.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $17.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-27 of the accompanying product supplement no. 49-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $17.50 per $1,000 principal amount note.